UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28935 / September 30, 2009

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In the Matter of	:
	:
AMERICAN CAPITAL, LTD.	:
2 Bethesda Metro Center	:
14th Floor	:
Bethesda, Maryland 20814	:
	:
(812-13535)	:
	:

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ORDER UNDER SECTION 61(a)(3)(B) OF THE INVESTMENT COMPANY ACT OF 1940

American Capital, Ltd. (f/k/a/ American Capital Strategies, Ltd.) filed an application on May 28, 2008 and amendments to the application on November 21, 2008, July 21, 2009 and August 28, 2009, requesting an order under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act") that would approve a proposal to grant certain stock options to directors who are not also employees or officers of applicant (the "Non-employee Directors") under applicant's 2008 Stock Option Plan (the "Plan").

On September 3, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28895). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the terms of the proposal to issue options to Non-employee Directors under the Plan are fair and reasonable and do not involve overreaching of applicant or its shareholders.

Accordingly,

IT IS ORDERED, under section 61(a)(3)(B) of the Act, that the requested approval is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary